PRIOR TO COMPLETING THIS LETTER OF TRANSMITTAL, YOU ARE STRONGLY URGED TO READ THE INFORMATION CIRCULAR THAT ACCOMPANIES THIS LETTER OF TRANSMITTAL

LETTER OF TRANSMITTAL

FOR HOLDERS OF COMMON SHARES

of

PARAMOUNT RESOURCES LTD.

The Depositary is:

Computershare Trust Company of Canada

Please read the Instructions set out below carefully before completing this Letter of Transmittal.

TO:	PARAMOUNT RESOURCES LTD.
AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA, AS DEPOSITARY

This Letter of Transmittal (the “Letter of Transmittal”) is for use by holders of common shares (“Common Shares”) of Paramount Resources Ltd. (the “Corporation”) in connection with a proposed arrangement (“Arrangement”) under Section 193 of the Business Corporations Act (Alberta) involving the Corporation and its shareholders and optionholders as described in the Information Circular (“Information Circular”) of the Corporation dated February 28, 2005 with respect to the Arrangement accompanying this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal shall have the meanings given to them in the Information Circular.

The undersigned delivers to you the enclosed certificate(s) representing Common Shares of the Corporation to be exchanged for certificate(s) representing New Common Shares and Trust Units pursuant to and in accordance with the Arrangement.

DESCRIPTION OF CERTIFICATES DEPOSITED

Certificate Number(s)	Name in which Common Shares are Registered	Number of Common Shares

TOTAL:

(If space is not sufficient, please attach a list in the above form.)

☐     Some or all of my Common Share certificates have been lost, stolen or destroyed. (Check box if applicable)

An Eligible Shareholder will be entitled to make an Election (i.e., a joint tax election under section 85 of the Tax Act) in connection with the exchange under the Arrangement of Common Shares for New Common Shares and X Shares. An Eligible Shareholder who wishes to make an Election may so indicate on this Letter of Transmittal by checking Box D on page 3 hereof. Paramount will send by ordinary mail the relevant federal tax election forms and a letter of instructions to the electing Eligible Shareholder as soon as practicable after receipt of the Letter of Transmittal, provided it is received by the Depositary within 90 days of the Effective Date. Electing Eligible Shareholders should consult their own tax advisors to determine whether any separate provincial tax election forms are required and, if so, how to properly complete those forms. All applicable federal and provincial tax election forms must be completed and executed by the electing Eligible Shareholder and received by Paramount by the Election Deadline.

Further information on making an Election and the procedures related thereto is contained in the Information Circular under the section entitled “The Trust Spinout — Tax Election”.

The undersigned:

1.	represents and warrants that the undersigned is the legal owner of the above listed Common Shares and has good title to the rights represented by the above mentioned certificates, free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits, and has full power and authority to deliver such certificates;

2.	represents and warrants that the certificate(s) described above, together with any other certificates submitted with a separate Letter of Transmittal as required by the attached instructions, represents all of the Common Shares owned by the undersigned;

3.	acknowledges receipt of the Information Circular;

4.	directs the Depositary to issue or cause to be issued the New Common Shares and Trust Units to which the undersigned is entitled on completion of the Arrangement in the name indicated below, and to send the New Common Shares and Trust Units to the address, or hold the same for pickup, as indicated below;

5.	covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Common Shares for certificates representing New Common Shares and Trust Units; and

6.	acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Unless otherwise indicated under Special Registration Instructions or Special Delivery Instructions on the following page (in which case payment or delivery should be made in accordance with those instructions), the certificates for New Common Shares and Trust Units should be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or if no such address or delivery instructions are made, to the latest address of record on the Corporation’s share register). If the Arrangement is not completed and the Arrangement Agreement is terminated or the Corporation terminates its obligations thereunder pursuant to its terms, the undersigned directs the Depositary to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence.

Non-registered holders of Common Shares should contact their nominee (i.e. broker, trust company, bank or other registered holder) which holds their Common Share certificates on their behalf to arrange for their delivery to the Depositary.

Signature guaranteed by (if required under item 3 of the instructions):	Dated: ,

Authorized Signature	Signature of Shareholder or Authorized Representative (see items 3 and 5 of the instructions)

Name of Guarantor (please print or type)	Address of Shareholder

Address of Guarantor (please print or type)	Telephone Number of Shareholder

Facsimile Number of Shareholder

Social Insurance Number or U.S. Resident
Taxpayer Identification Number (must be provided)

Name of Shareholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)

BOX A

SPECIAL REGISTRATION INSTRUCTIONS

(See Instruction 2)

     To be completed ONLY if the certificates for New Common Shares and Trust Units are NOT to be issued in the name of the undersigned.

In the Name of

(please print)

Address

(include zip code)

BOX B

SPECIAL DELIVERY INSTRUCTIONS

(See Instruction 2)

     To be completed ONLY if the certificates for New Common Shares and Trust Units are to be sent to someone or to an address other than the name and address of the undersigned specified below the signature of the undersigned on the preceding page.

In the Name of

(please print)

Address

(include zip code)

BOX C

☐	Check here if the certificates for New Common Shares and Trust Units are to be held for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited.

BOX D

☐	Check here if you intend to make a joint tax election with the Corporation under section 85 of the Tax Act with respect to the disposition of your Common Shares. Further information on making the Tax Election is contained in the Information Circular under the section entitled “The Trust Spinout — Tax Election”.

INSTRUCTIONS

1.	Use of Letter of Transmittal.

(a)	This Letter of Transmittal (or a manually executed copy hereof) properly completed and signed as required by the instructions set forth below, together with accompanying certificates representing the Common Shares and all other documents required by the terms of the Arrangement and this Letter of Transmittal must be received by the Depositary at any of its offices specified on the back page of this document.

(b)	The method used to deliver this Letter of Transmittal and any accompanying certificates representing Common Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. It is recommended that the necessary documentation be hand delivered to the Depositary at any of their offices specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained. Shareholders whose Common Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing those Common Shares.

2.	Special Registration and Delivery Instructions. The boxes entitled “Special Registration Instructions” and “Special Delivery Instructions”, as applicable, should be completed if the certificates for New Common Shares and Trust Units to be issued pursuant to the Arrangement are to be: (a) issued in the name of a person other than the person signing the Letter of Transmittal; (b) sent to someone other than the person signing the Letter of Transmittal or to the person signing the Letter of Transmittal at an address other than that appearing below that person’s signature on page 2 hereof; or (c) held by the Depositary for pick-up. See also Instruction 4 below.

3.	Signatures. This Letter of Transmittal must be completed and signed by the holder of Common Shares (or by such holder’s duly authorized representative in accordance with paragraph 5 below).

(a)	If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Common Shares or if New Common Shares and Trust Units are to be issued to a person other than the registered holder(s):

(i)	such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 4 below.

4.	Guarantee of Signatures. If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Common Shares, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian scheduled chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

5.	Fiduciaries, Representatives and Authorizations. Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Corporation and the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6.	Miscellaneous.

(a)	If the space on this Letter of Transmittal is insufficient to list all certificates for Common Shares, additional certificate numbers and number of Common Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Common Shares are registered in different forms (e.g. “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted. All depositing shareholders by execution of this Letter of Transmittal (or a manually executed copy thereof) waive any right to receive any notice by the Depositary.

(d)	The holder of the Common Shares covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e)	Additional copies of the Letter of Transmittal may be obtained on request and without charge from the Depositary at any of their offices at the addresses listed on the back page of this document.

7.	Lost or Destroyed Certificates. If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Toronto office of the Depositary. The Depositary will respond with the replacement requirements, which must be properly completed and submitted in good order to the Depositary before the New Common Shares and Trust Units will be issued.

Offices of the Depositary

Computershare Trust Company of Canada

Telephone: 1-800-564-6253
E-mail: service@computershare.com
Web Site: www.computershare.com

By Mail

Computershare Trust Company of Canada

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2

Attention: Corporate Actions

By Hand and Courier

Calgary	Toronto
Computershare Trust Company of Canada 600, 530 – 8th Avenue S.W. Calgary, Alberta T2P 3S8 Attention: Corporate Actions	Computershare Trust Company of Canada 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Any questions and requests for assistance may be directed by shareholders to the Depositary at the telephone number, e-mail address and locations set out above.